FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	January 16, 2009	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM AND OVERNIGHT MAIL		CLIENT/MATTER NUMBER 082961-0121

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168) Registration Statement on Form N-14 (No. 333-156372) Registration Statement on Form N-14 (No. 333-156366) Both Filed December 19, 2008

Dear Ms. DiAngelo:

        On behalf of our client, Hennessy Funds Trust and two of its series, the Hennessy Cornerstone Large Cap Fund and the Hennessy Select Large Value Fund, and pursuant to Rule 461 and Rule 488 under the Securities Act of 1933, as amended, we hereby request that the above-referenced Registration Statements be declared effective on January 16, 2009.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

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